

April 26, 2012

Via E-Mail
Craig Newfield
Senior Vice President, General Counsel, and Secretary
Progress Software Corporation
14 Oak Park
Bedford, MA 01730

> **Re:** **Progress Software Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 25, 2012**
> **File No. 033-41752**

Dear Mr. Newfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Progress Software Presentation to Investors

1.  Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions on pages 28 and 29 of your presentation which appear to be opinions or beliefs that require further support:

    -   Starboard nominees do not offer additional expertise to Progress Board;
    -   Starboard's originally proposed plan is simplistic and lacks credibility; and
    -   It would be unproductive to add Starboard nominees, who are unfamiliar with our products and the work that has been done, and the job ahead.

2.      On page 28 of your presentation, you indicate that Starboard's nominees do not add value because of their "extensive history and allegiances with Starboard." Please clarify how such history or allegiances with Starboard would prevent the Starboard nominees from adding value to the Progress Board.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel